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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

FEB 27 2004

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number

FORM 8-K (dated January 30, 2004)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, February 24, 2004.

THE IT GROUP, INC.
(Registrant)

By: /s/ Harry J. Soose, Jr.
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from November 29, 2003 through December 26, 2003 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., et al.,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM NOVEMBER 29, 2003 THROUGH DECEMBER 26, 2003

PLEASE TAKE NOTICE that on January 30, 2004, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from November 29, 2003 through December 26, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was

DKT. NO. 4596
DT. FILED 1/30/04

transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
January 30, 2004

/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
SKADDEN, ARPS, SLATE, MEAGHER
& FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Debtors and
Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period November 29, 2003 thru December 26, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
The IT Group, Inc., *et al.*,	Case No. 02-10118 (MFW)
Debtors.	Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD NOVEMBER 29, 2003 THROUGH DECEMBER 26, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of December 26, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
January 29, 2004

Harry J. Soose, Jr.
Senior Vice President
COO & CFO

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
December 26, 2003

	11/28/03	Reclass/ Prior Period Adjustments	December Activity	12/26/03
Current Assets:				
Cash	52,643,319	-	(627,500)	52,015,819
Accounts receivable	-	-	-	-
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	810,338	-	314,020	1,124,358
Prepaid expenses and other current assets	30,237,922	-	968,845	31,206,767
Total current assets	83,691,579	-	655,365	84,346,944
Property, plant and equipment at cost	-	-	-	-
Accumulated depreciation and amortization	-	-	-	-
Net property, plant and equipment	-	-	-	-
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	-	-	-	-
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	83,691,579	-	655,365	84,346,944
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	8,710,825	-	(168)	8,710,657
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,177,490	-	-	32,177,490
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	489,482,516	-	-	489,482,516
Current Liabilities (Post Petition)				
Accounts payable-unsecured	20,860	-	(9,801)	11,059
Accrued wages and related liabilities-unsecured	3,694,317	-	(16,045)	3,678,272
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	10,566,725	-	223,380	10,790,105
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	578,084	-	(11,480)	566,604
Total current liabilities	876,498,072	-	185,886	876,683,958
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	880,906,345	-	185,886	881,092,231
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,151,065,965)	-	469,479	(1,150,596,486)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(797,214,766)	-	469,479	(796,745,287)
Total liabilities and stockholders' equity	83,691,579	-	655,365	84,346,944

1/28/2004
6:04 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
NOVEMBER 29, 2003 THRU DECEMBER 26, 2003

Revenues	-
Cost and expenses:	
Cost of revenues	-
Selling, general and administrative expense	577,489
Total cost and expenses	577,489
Operating income/(loss)	(577,489)
Unrealized gain/(loss) on stock held for sale	1,002,802
Interest income, net	44,166
Net income/(loss) before income taxes	469,479

1/28/2004
6:04 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of December 26, 2003

Days Aged	Balance
0 - 30	577,663
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,215,532

Pre Petition	42,637,869
Post Petition	577,663
	43,215,532

1/28/2004
6:04 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of December 26, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	-
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	-

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	-
Retainage	-
Total Accounts Receivable	-
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	-

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
December 26, 2003

G/L ACCT	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	12/26/03 PER BALANCE SHEET	
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	113,060	
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	596,907	
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	49,247,906	
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	130,192	
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	370	
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000	
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,408,076	
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Unrestricted (Sale Proceeds)	-	Account Closed; Balance Transferred to Account 1030
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	511,308	
					52,015,819	

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page

	December 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 52,590	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	382	255,338
Loans and Advances	-	-
Sale of Assets	-	69,288
Other (Reimbursements from Shaw)	15	20,034
DIP Draw & (Repayment)	-	50,000
Total Receipts	397	394,660
Disbursements		
Net Payroll & Benefits	(69)	(90,047)
Payroll Taxes	(19)	(34,302)
Sales, Use, and Other Taxes	(4)	(1,115)
Operating Expenses	(111)	(162,011)
Rental & Leases	-	(14,019)
Insurance	(1)	(8,465)
Administrative & Selling	(90)	(6,513)
Sale of Assets	-	-
Claims Settlements	-	(180)
Other (Attach List)	-	(17,678)
Professional Fees (b)	(695)	(26,255)
U.S. Trustee Fees	(25)	(291)
Court Costs	-	-
Total Disbursements (c)	(1,014)	(360,876)
Net Cash Flow (Receipts Less Disbursements)	$ (617)	33,784
Cash - End of Month	$ 51,973	$ 51,973

	December 2003 (a)
Total Disbursements	$ (1,014)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (1,014)

(a) December actual includes cash flow activity from December 1, 2003 through December 31, 2003.
(b) Professional fees include $116,548.79 and $120,264.71 to Skadden Arps on 12/17/03 and 12/23/03, $4,300.32 and $14,004.82 to The Bayard Firm on 12/03/03 and 12/23/03, $18,608.74 to Alix Partners on 12/03/03, $93,374.05 and $72,742.24 to Jefferson Wells on 12/03/03 and 12/23/03, $64,793.15 and $66,213.83 to Kroll Zolfo Cooper LLC on 12/03/03 and 12/17/03, and $48,369.53 to White & Case on 12/23/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Landis Rath & Cobb LLP
919 Market Street, Suite 600
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 1/30/2004 at 12:49 PM EST and filed on 1/30/2004

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 4596

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period from November 29, 2003 through December 26, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: C:\temp\convert\Monthly Operating Report.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=1/30/2004] [FileNumber=2276127-0]
[74939f2272054c54da6df1dc6e5676394106a1aa2619916f77a01fddf4fa81162a5f
71ea7192352a81b4acc60bf91bb590693a5a4c2335f0fb99d6a5ff5e1219]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Roger D Anderson randerson@skfdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pgslegal.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

John E. Beverungen jbeverungen@co.ba.md.us,

Ian Connor Bifferato bankruptcy@bbglaw.com, Janet@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com